BLACKBURN & STOLL, LC

Attorneys at Law
257 East 200 South, Suite 800
Salt Lake City, Utah 84111
Telephone (801) 521-7900
Fax (801) 521-7965

October 4, 2006

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-3561

         Re:         World Trophy Outfitters, Inc.
                        Form SB-2, Filed August 4, 2006
                        File No. 333-128532

Dear Mr. Reynolds:

        This letter is submitted on behalf of World Trophy Outfitters, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) with respect to the Company’s Amendment No. 3 to its Registration Statement of Form SB-2 (the “Registration Statement”). We appreciate the careful review and the useful comments provided by the staff. The accompanying amendment to the Registration Statement has been revised in response to the staff’s comment and has been updated to reflect developments in the Company’s business.

        The following sets forth the SEC staff’s comments as reflected in the staff’s letter dated September 18, 2006, and the corresponding responses of the Company to those comments that require responses. Factual information was provided to us by the Company without independent verification by us. SEC staff comments are provided in italicized print and in numerical sequence in this letter, and the corresponding responses of the Company, where required, are shown in indented text.

General Comments

        1.  Please ensure that all of your financial information and related disclosures are updated to the most recent practicable date in any subsequent amendment

The registration statement has been revised to respond to this comment.

Mr.     Reynolds
October 4, 2006

Risk Factors, page 4

        2.    Please your risk factor section to provide subheading to each of your risk factors: Your risk factor subheadings should reflect the risk being address in the body of the risk factor. Also highlight your risk factor subheadings by either numbering the, subheadings, or using bold or italic text to distinguish the subheadings for the risk factor discussion that fellow the subheadings.

The registration statement has been revised to respond to this comment.

        3.    In the third paragraph under “Risk Factors” on page 4, we note that you have eliminated the previous reference to not having a track record of profitable operations. This change was presumably done to reflect your $15,218 of net income for the year-ended March 31, 2006. However, we believe that one year of net income does not establish a sufficient track record to warrant elimination this disclosure – especially in light of your page 21 statement that your results of operation are not indicative of operating results to he expected in the future. Please revise.

We agree that the Company has not had a sufficient operating history to establish a track record of profitable operations, and we have experienced significant fluctuations in our profitability from period to period. We have expanded our discussion in the first risk factor on page four to emphasize these matters.

Description of the Business, page 12

        4.    We note your previous disclosure that you charge $100 per hour for your consulting services. Please add your deleted disclosure or advise us why the information is not necessary.

Our consulting services portion of our business has not developed as originally planned. We originally anticipated billing an average of $100 per hour for our consulting services, but have determined that such services would not be profitable at those levels. Primarily because of the lack of funding, we have not been successful in developing the consulting side of our planned business. The only consulting revenues we reported were sold during the period ended March 31, 2005 at a rate of $250 per hour. We currently do not believe that consulting services will represent a significant portion of our business in the future. We have expanded the discussion in the description of business to clarify this.

        5.     We note that the company has revised portions of its discussion on page 12, with respect to the number of acquired, and resold, hunts. Please revise to clarify how many hunts the company has in its inventory and the value of these hunts.

We have revised the discussion of the number of hunts acquired and resold to be consistent with the number of hunts acquired and resold determined using our revenue recognition policy. As we have made final conclusions on our revenue recognition policy and adjusted our financial statements accordingly, it has been necessary for us to revise portions of our business discussion and the table included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to be consistent with revenues reported and hunt inventories included in our financial statements. As of June 30, 2006, we had a partial payment deposit on one hunt that we intend to resell once we have completed the purchase of the hunt. As of June 30, 2006, we had no hunt inventory for resell. We have revised or added language to clarify these matters both in the business section and in MD&A.

Mr.     Reynolds
October 4, 2006

Description of Property, page 17

        6.      We note that the company has eliminated a substantial portion of the disclosure under this section related to the fact that Mr. Peay is providing you with office space and that you may be required to reimburse him for certain expenses. As an initial matter, please explain why this disclosure was remove. Secondly, please add disclosure indicating that this property is subleased from Mr. Peay and disclose the terms of any arrangements with him to lease me property going forward.

The company is now leasing the office space directly from Mr. Royce Wood on a month-to-month basis under a verbal lease arrangement. The company is making payments directly to Mr. Wood. Mr. Peay is no longer subleasing the office space to the company and the company does not anticipate subleasing office space from Mr. Peay in the future.

Management’s Discussion and Analysis, page 17

        7.      In response to our prior comment 11 from our letter of June 16, 2006, we note that you have revised your statement of stockholder’s equity to reflect the value of Mr. Peay’s services as contributed capital. In an appropriate section, please revisit to discuss this transaction and how the company has treated it

We have expanded the discussion of this transaction in the results of operations section of MD&A to disclose the rate per hour incurred to Mr. Peay and the rate charged to the customer for these services. We have also added a paragraph in the liquidity section of MD&A to discuss this transaction and how we have treated it.

        8.      We note you removed disclosure of a Bear Hunt with Elk Valley Bighorn Outfitters solde by Andy Madsen for $7,200 (cost $6,728). Tell us about the current status of this sale, where you have recorded the initial deposit and why it is not included in your table above.

Upon further review of the bear hunt transaction, we concluded that we did not purchase and resell this hunt in accordance with our business plan and our practice for the other hunts acquired and resold since our inception. We merely acted as a payment agent for Mr. Madsen and never purchased the hunt for resell in our name. Mr. Madsen did pay us a small fee of $472 for assisting him in the transaction, which amount we included in sales and reported in the table of hunts sold on the last line entitled “other miscellaneous”. Our auditors concurred with this treatment. We believe this is an isolated instance of this type of transaction.

Mr.     Reynolds
October 4, 2006

        9.      We note you paid a $6,000 deposit for two Marco Polo Sheep Hunts with Parforne-Hunts (Tajikistan). You previously disclosed that these hunts wire sold to Trent Wall and Kevin Hatfield for $28,500 each (cost $26,500 each). Please reconcile these statements.

The original statement that the deposit was for two hunts was incorrect. The deposit was a partial payment made by us for one hunt, and our purchase of the hunt has not been completed. Until we complete the purchase of the hunt, we are unable to resell it to anyone. We have recorded the $6,000 paid as a deposit and have not recorded a purchase of the hunt as inventory because we have not completed the purchase of the hunt for resell. We have revised and expanded our discussion of this transaction to clarify it.

Liquidity and Capital Resources, page 21

        10.      Please revise your discussion under this section to specifically discuss the Statement of Cash Flows line items influencing the changes in working capital and cash noted in this section. In this regard, we are also looking for a discussion of the business purposes and reasons behind certain receipts and outlays.

We have expanded our MD&A discussion to better discuss the statement of cash flow line items. Our operations have been limited and we believe the level of detail provided related to the business purpose of the receipts and disbursements is sufficient and has been also discussed in the results of operations section of MD&A.

Executive Compensation, page 26

        11.      On page 26, under “Executive Compensation” you state that “except as described above, [you] have not paid or awarded Mr. Peay any amounts for services rendered…” Please explain this disclosure — does this mean that Mr. Peay received additional shares for the consulting services that were treated as contributed capital? If so, please revise to discuss.

We have deleted the phrase “except as described above” and have added a sentence to clarify that Mr. Peay did not received additional shares of our common stock for the contribution of services.

Financial Statements

Notes to Financial Statements

Note 1 — Organization and Summary of Significant Accounting Policies

Revenue Recognition, F-8

Mr.     Reynolds
October 4, 2006

        12.      We note in your revenue recognition policy that the balance of the sales price for a hunt is received approximately three months prior to the dates of the related hunts. We note four of your Dall Sheep Hunts are scheduled to occur during the period of August 6-16, 2007. Please revise to clarify if there are any conditions that led toe purchasers of these hunts to pay the balance of the purchase price well over a year prior to date of the respective hunts.

It is common industry practice to purchase hunts well in advance of the dates of the hunt, sometimes up to three years depending on the nature of the hunt. The hunts require extreme amounts of preparation and logistical planning. We have added a sentence in our revenue recognition policy to explain this. In addition, we have modified our disclosure to disclose that the balance of the sales price may be received at times several months before the hunt is scheduled.

Other Regulatory

        13.      Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

The staff’s comment is noted.

        Please  contact the undersigned at (801) 521-7900 with any questions or comments regarding this letter. Thank you for your assistance in this matter.

                                                     Very truly yours,

                                                     BLACKBURN & STOLL, LC

                                                     /s/ Eric L. Robinson

                                                     Eric L. Robinson

cc: Mr. Don Peay